(As filed August 15, 2000)

                                                                File No. 70-
                                                                            ----
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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                        Wisconsin Power and Light Company
                   South Beloit Water, Gas & Electric Company
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                        American Transmission Company LLC
                             c/o ATC Management Inc.
                      c/o Wisconsin Electric Power Company
                             231 W. Michigan Street
                           Milwaukee, Wisconsin 53203

                               ATC Management Inc.
                      c/o Wisconsin Electric Power Company
                             231 W. Michigan Street
                           Milwaukee, Wisconsin 53203

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
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                           ALLIANT ENERGY CORPORATION
                 (Name of top registered holding company parent)
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                   Edward M. Gleason, Vice President-Treasurer
                             and Corporate Secretary
                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703
                     (Name and address of agent for service)
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     The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

     Barbara J. Swan, General Counsel        William T. Baker, Jr., Esq.
     Alliant Energy Corporation              Thelen Reid & Priest LLP
     222 West Washington Avenue              40 West 57th Street
     Madison, Wisconsin 53703                New York, New York 10019

                         John E. Ebright, Vice President, Chief
                         Financial Officer and Treasurer
                         ATC Management Inc.
                         c/o Wisconsin Electric Power Company
                         231 W. Michigan Street
                         Milwaukee, Wisconsin  53203

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
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INTRODUCTION

          A. Alliant Energy Corporation ("Alliant Energy") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). 1 Its public-utility subsidiaries are Wisconsin Power and Light Company ("WPL"), South Beloit Water, Gas & Electric Company ("South Beloit"), Interstate Power Company, and IES Utilities Inc. The principal executive offices of Alliant Energy, WPL and South Beloit are located at 222 West Washington Avenue, Madison, Wisconsin 53703. American Transmission Company LLC (the "Transco"), which is described in further detail below, is a Wisconsin limited liability company which was formed on June 12, 2000 with Wisconsin Electric Power Company ("WEPCO"), a subsidiary of Wisconsin Energy Corporation ("WEC"), Wisconsin Public Power Inc. ("WPPI") and ATC Management Inc., a Wisconsin corporation formed on June 12, 2000 (the "Corporate Manager", and together with WPL, South Beloit and the Transco, "Applicants"), as its initial members. The principal executive officers of the Transco and the Corporate Manager are currently located at 231 W. Michigan Street, Milwaukee, Wisconsin 53203. The Commission, in HCAR No. 27206 (Aug. 2, 2000), authorized, among other things,


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1    See WPL Holdings, Inc., et al., Holding Co. Act Release No. 26856 (Apr.
14, 1998).

WPL to become a member of the Transco and to acquire shares of the Corporate Manager.

          B. WPL is engaged principally in the generation, purchase, distribution and sale of electric power in 35 counties in a 16,000 square-mile area in southern and central Wisconsin. As of December 31, 1999, WPL provides retail electric service to approximately 407,000 customers in 599 cities, villages and towns, and wholesale service to 24 municipal utilities, three rural electric cooperatives, the Wisconsin Public Power Incorporated System, which provides retail electric service to nine communities in the WPL service area, and one privately owned utility.

          C. WPL is subject to regulation as a public utility as to retail electric, gas and water rates, service rules, issuance of securities, construction of new facilities, transactions with affiliates and various other matters by the Public Service Commission of Wisconsin (the "Wisconsin Commission"). It is also subject to regulation by the Federal Energy Regulatory Commission ("FERC"). The Nuclear Regulatory Commission ("NRC") regulates WPL in connection with its ownership interest in the Kewaunee Nuclear Power Plant.

          D. South Beloit is a wholly-owned subsidiary of WPL that supplies retail electric and gas services to customers in the cities of South Beloit and Rockton, Illinois, and the adjacent rural areas. South Beloit is subject to regulation by the Illinois Commerce Commission (the "Illinois Commission"). As of December 31, 1999, South Beloit serves approximately 8,000 electric customers. The service territory of South Beloit is located in Illinois and is adjacent to the service territory of WPL in Wisconsin. The electric distribution systems of WPL and South Beloit are interconnected at many points along the Wisconsin-Illinois state line. The electric operations of WPL and South Beloit are integrated and all of WPL's generating units are centrally dispatched by Alliant Energy Corporate Services, Inc., the service company affiliate of WPL and South Beloit. 2

          E. WPL owns and operates a transmission system comprising 107 miles of 345 kV transmission facilities, 758 miles of 138 kV transmission facilities, 1,908 miles of 69 kV transmission facilities and associated substations and real property interests (the "WPL Transmission Assets"). South Beloit owns and operates a transmission system comprising less than one mile of 345 kV transmission facilities, 10 miles of 69 kV transmission facilities, one substation and associated real property interests (the "South Beloit Transmission Assets").


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2    South Beloit has no generating units.

          F. At and for the twelve months ended June 30, 2000, Alliant Energy's consolidated assets, operating revenue and net income (all in thousands) were $6,597,078, $2,358,409 and $177,890, respectively. At and for the twelve months ended June 30, 2000, WPL's consolidated assets, operating revenue and earnings available for common stock (all in thousands) were $1,779,049, $795,096 and $67,448, respectively. At and for the twelve months ended June 30, 2000, South Beloit's assets, operating revenue and net income (all in thousands) were $21,494, $16,794 and $1,959, respectively.

          G. Applicants request authorization for (i) WPL to transfer, directly or indirectly, ownership and control over the WPL Transmission Assets to the Transco; (ii) South Beloit to transfer, directly or indirectly, ownership and control over the South Beloit Transmission Assets to the Transco; (iii) WPL and South Beloit to receive, directly or indirectly, in exchange for such transfer, member units of the Transco; (iv) WPL to purchase approximately 2,563 Class A shares of the Corporate Manager; 3 (v) WPL to purchase one Class B


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3    The final percentage ownership interests, as well as the definitive number of Transco member units and Corporate Manager Class A shares to be acquired, will depend upon the actual participants in the Transco and the Contribution Value (as defined below) of the transmission assets transferred to the Transco by such participants.

share of the Corporate Manager; 4 (vi) the Transco's issuance of member units in exchange for either transmission assets (in the case of all other transmission-owning Member Utilities (as defined below)) or cash (in the case of WPPI and any other transmission-dependent Member Utilities) and (vii) the Corporate Manager's issuance of its Class A and Class B shares in exchange for cash payments. Because of limitations imposed by the WPL indenture, WPL proposes to effect the transfer of the WPL Transmission Assets to the Transco, with instructions to the Transco to issue member units to a newly created limited liability company ("NewCo") to be wholly owned by WPL. Therefore, WPL also requests authorization to form NewCo and to acquire all of NewCo's membership interests in exchange for one or more cash payments to NewCo. Upon issuance of the Transco's member units to NewCo, NewCo will pay to the trustee under WPL's indenture, on behalf of WPL, cash in an amount approximately equal to WPL's corresponding cash payment to NewCo for NewCo's member units. WPL and South Beloit also seek Commission authority to transfer to the Transco, from time to time, up to $10,000,000 of transmission assets which are currently under


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4    WPL will pay a purchase price for these Class A and Class B Corporate
Manager shares of $10 per share.

construction, in exchange for additional Transco member units to be issued to NewCo or South Beloit, as the case may be.

          H. Commission authorization through June 30, 2004 is also sought for external financing as follows: (i) short-term debt financing by the Transco in the form of, among other things, borrowings under a revolving credit agreement, issuance of commercial paper or other forms of short-term financing; (ii) long-term debt financing by the Transco in the form of debentures or other forms of long-term debt financing; and (iii) equity financing in the form of common or preferred stock of the Corporate Manager, other equity securities or additional interests in the Transco. The amount of the Transco's short-term and long term debt outstanding at any time will not exceed, in the aggregate, $400 million.

TRANSCO LEGISLATION

          I. In 1999, the state of Wisconsin enacted legislation which facilitates the formation of the Transco as a for-profit, single-purpose transmission company. 5 The Transco will charge a single system-wide average network rate to be phased in over five years in accordance with the Transco Legislation, and a single system-wide average point-to-point rate for "through


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5    1999 Wisconsin Act 9, Sections 2335tr to 2335uh (Assembly Amendment to
Assembly Subcommittee Amendment 1 to 1999 Assembly Bill 133) (the "Transco Legislation").

and out" service, under an open access transmission tariff filed with the FERC on July 31, 2000. Key benefits of the Transco include the elimination of rate "pancaking" among the Transco members' multiple transmission systems; one-stop shopping for transmission and wholesale distribution service over multiple transmission systems; the reduction of operational barriers within the Transco service area; and the transfer of ownership of the transmission assets from vertically integrated utilities that will further functional unbundling. These benefits are in keeping with the goals of the Transco Legislation and FERC policies. The Transco Legislation, among other things, encourages public utility affiliates of Wisconsin holding companies, including WPL, to transfer ownership of their transmission assets to the Transco by beneficially adjusting the calculation of an existing limit on the amount of unregulated (or non-utility) investments the holding company system can make, after the transfer of assets to the Transco. 6 The Transco will be managed by the Corporate Manager. All


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6    Section 196.485(5) of the Wisconsin Statutes. This investment cap applies to any holding company system that owns a Wisconsin public utility. Generally, Wisconsin law limits the amount of assets that all non-utility affiliates in a holding company system may own to an amount equal to 25% of the assets owned by all of the electric utility affiliates within that system. Section 196.795(6m)(b) of the Wisconsin Statutes. The Transco Legislation permits an electric utility within a holding company system to exclude certain energy related "eligible assets" (as defined in the Wisconsin Utility Holding Company
Act) from the calculation of non-utility assets that count towards the 25% asset cap if, among other things, each electric utility within a holding company system that owns transmission assets in Wisconsin transfers all of those transmission assets to the Transco before January 1, 2001 and each electric utility within that holding company system petitions, by June 30, 2000, the Wisconsin Commission and the FERC for authority to transfer operational control of all of its transmission facilities in Wisconsin and the surrounding states to the Midwest independent system operator. For purposes of the Transco Legislation, the term "eligible assets" includes assets of a non-utility affiliate used to, among other things, generate or transmit gas, oil, electricity or steam energy; provide energy management services; provide energy-related customer services; recover, produce energy from, or process waste materials; provide telecommunication services; provide environmental engineering services; and manufacture or sell products that filter, pump or process water or other fluids. All such assets in the Alliant Energy System will thus not count towards the investment cap if, among other things, WPL participates in the Transco in accordance with the Transco Legislation.

Transco participants will ultimately own direct or indirect interests in the Transco and the Manager in proportion to the value of the transmission assets or cash each participant contributes to the Transco. Transmission-dependent utilities, as defined by the Transco Legislation, that participate in the Transco will purchase their interests for cash and will obtain ownership shares in proportion to their 1999 Wisconsin load ratio shares. Tax exempt transmission-dependent entities that participate in the Transco, such as WPPI, 7

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7 WPPI is a municipal electric company owned by 30 Wisconsin municipalities that operate electric utilities. These utilities supply electric power to more than 100,000 customers in Wisconsin and purchase all of their electric requirements from WPPI. WPPI was created pursuant to Wisconsin legislation and is a non-profit, political division of the state. Section 66.073 of the Wisconsin Statutes.

will purchase their interests for cash at a price that will keep the other participants whole, as explained below. 8

          J. The Transco Legislation obligates the Transco to construct, operate, maintain and expand its transmission facilities to provide adequate, reliable transmission services for a single, system-wide rate for the use of its system under an open access transmission tariff (the "Transco OATT") that has been filed with the FERC. The Transco Legislation directs that the Transco support robust competition in energy markets, extend no favoritism to any participant and meet the transmission needs of all participants. Under the provisions of the Transco Legislation, the Transco will transfer the operational control of its transmission facilities to the Midwest Independent System Operator, Inc. (the "Midwest ISO") when the Midwest ISO becomes operational. It is presently expected that this transfer will occur on or about November 1, 2001.

          K. It is expected that the participants in the Transco and the Corporate Manager will include, in addition to WPL and South Beloit, WEPCO, Edison Sault Electric Company ("ESE") (a WEC subsidiary with operations solely in Michigan's Upper Peninsula that is subject to regulation by the Michigan


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8    Alternatively, the Transco participants may agree on special allocations of certain tax elements, rather than adjust the purchase price to be paid by such tax exempt entities.

Public Service Commission), WPPI, Wisconsin Public Service Corp. ("WPS"), and Madison Gas & Electric Company ("MGE"). 9 All utilities participating in the Transco are referred to herein as "Member Utilities". Other entities, both within and outside of Wisconsin, may, in the future, decide to become members of the Transco. The Member Utilities intend to contribute their transmission assets to the Transco on or about January 1, 2001 (the "Operations Date"). 10 The transmission systems of the Member Utilities are interconnected at various points and essentially all operate as part of the same reliability and planning council -- the Mid-America Interconnected Network, Inc. ("MAIN"). 11 MAIN promotes coordinated planning, construction, operation, maintenance and use of


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9    The Corporate Manager will also initially own a less than 1% interest in the Transco.

10   The Transco Legislation currently contemplates that the transfer of the transmission assets will occur by the Operations Date. Indeed, the Transco Legislation requires WPL to commit to transfer its transmission assets to the Transco by January 1, 2001 in order for Alliant Energy to obtain relief from the Wisconsin non-utility asset cap applicable to Wisconsin public utility holding companies described in note 6 above. Moreover, it is not clear how a failure to effect such transfer by the Operations Date would impact Alliant Energy's position with respect to such asset cap calculation. Accordingly, the Member Utilities are proceeding under the assumption that Transco operation will begin on the Operations Date and are therefore making all of the requisite FERC filings to have the Transco OATT effective as of such date.

11   ESE is part of the East Central Area Reliability (ECAR), but is expected to become part of MAIN by January 1, 2001.

generation and transmission facilities by its members. The Member Utilities' transmission systems were also planned and built on a coordinated basis pursuant to the Wisconsin "advance planning" law in effect from 1975 until 1997. For a map detailing the interconnection of the transmission systems of the Member Utilities, see Exhibit E hereto.

TRANSCO OPERATIONS AND ORGANIZATION

          L. The Transco will have the exclusive duty to provide transmission service in geographic areas formerly served by the Transco members. The Transco will not, however, have that duty in areas where control of transmission facilities has been directly transferred to the Midwest ISO. Wisconsin law prohibits the Transco from directly serving retail customers and from bypassing distribution systems.

          M. It is expected that the transmission-owning Member Utilities and the Transco will enter into one or more agreements ("O&M Agreements") pursuant to which the Member Utilities will provide the Transco with "reasonable and cost effective operations and maintenance services" for at least the first three years after the Operations Date in accordance with the Transco Legislation. 12 The Member Utilities and the Transco will also enter into a one or more services


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12   Section 196.485 (3m)(a)1.b. of the Wisconsin Statutes.

agreements ("Services Agreements") pursuant to which the Member Utilities will provide the Transco with certain services not covered by the O&M Agreements. Additionally, the Member Utilities and the Transco will enter into a System Operating Agreement ("System Operating Agreement") pursuant to which the Transco will provide, among other things, ancillary services and control area operations at FERC-approved rates. Finally, the Transco will operate certain of Alliant Energy's transmission facilities outside of Wisconsin that are not being transferred to the Transco. It is expected that such operations will be governed by an agency agreement ("Agency Agreement"). Any services provided or received by WPL, South Beloit or any other Alliant Energy affiliate pursuant to the foregoing agreements will be provided "at cost" in accordance with Rules 90 and 91 under the Act, unless otherwise authorized or directed by appropriate governmental or regulatory authority. 13

          N. In accordance with the Transco Legislation, all transmission-owning Member Utilities will transfer all transmission assets to


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13   The definitive terms of certain of the above-referenced agreements are still being developed. Provision may be made for certain services between the Transco and affiliates of Alliant Energy, including WPL and South Beloit, to be rendered at market rates, without regard to cost. The Commission is respectfully requested to reserve jurisdiction with respect to any request for an exemption from Section 13(b) of the Act, pending completion of the record.

the Transco on the Operations Date. For purposes of establishing relative shares, the transmission assets will be valued at their Contribution Value, defined as original cost less accumulated deprecation, as adjusted on a dollar-for-dollar basis for deferred taxes, excess deferred taxes and deferred investment tax credits. The resulting shares will then be adjusted based on various factors and the level of participation by transmission-dependent utilities which may acquire member units in the Transco for cash based upon their 1999 Wisconsin load share ratios. It is expected that WPL's and South Beloit's Contribution Values at December 31, 2000 will be $126,784,000 and $590,000, respectively, and their aggregate initial interest in the Transco will approximate 26%. This ownership percentage may fluctuate based on various factors, including the number of participants in the Transco.

          O. WPPI, and any other transmission-dependent tax-exempt entity that participates in the Transco, will also be members of the Transco, but will not be contributing transmission assets. Because the participation of tax exempt entities like WPPI will reduce the transmission revenue otherwise received by the Transco, 14 such entities will purchase their interests for a price that is


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14   Based on FERC precedent with respect to natural gas pipelines, the revenue requirement reflected in the Transco's FERC petition includes provision for income taxes payable by its members with respect to Transco income. The participation of any tax exempt entity in the Transco will reduce that revenue requirement and therefore each tax-exempt Transco member must make contributions to the Transco to make up for the diminished return of the other members. Alternatively, the Transco participants may agree on special allocations of certain tax elements, rather than adjust the purchase price to be paid by such tax exempt entities.

designed to keep the other participants whole. It is anticipated that funds received from WPPI and any other tax-exempt Transco member will be used to fund outlays necessary to pay start-up costs and construction work-in-progress or be used as cash working capital. The tax-exempt purchase price will be recalculated annually such that all tax-exempt participants will be required to make additional cash contributions (or receive a refund of any "over contributed" funds) to insure that the return otherwise payable to the other transmission-contributing participants is not diminished because of the tax exempt entities' participation.

          P. The Corporate Manager will manage the Transco, and will employ all personnel necessary to operate the Transco. All costs and expenses of the Corporate Manager will be treated as Transco expenses. The Transco members will enter into an agreement (the "Operating Agreement") which will govern the activities of the Transco.

          Q. In accordance with the Transco's Operating Agreement, the Member Utilities will not be permitted to sell their interests in the Transco for a period of three years following the Operations Date, except for transfers to another Member Utility or an affiliate of the transferring Member Utility. 15 After the three year period expires, any Transco interest may be freely transferred, subject to any applicable legal constraints. The Member Utilities may exchange all or a portion of their Transco member units for shares in the Corporate Manager on a one-for-one basis at any time after the three years or, if earlier, one year after an initial public offering by the Corporate Manager.

          R. No Member Utility will be obligated to make any additional capital contributions to the Transco or the Corporate Manager; however, there may be optional contributions if a majority of the Corporate Manager's directors determine that such additional capital is appropriate. The Operating Agreement will establish a target dividend rate of 80% of the Transco's earnings, subject to adjustment.

          S. Member Utilities will also purchase shares of the Corporate Manager, for cash, in proportion to their percentage interests in the Transco. It is expected that WPL will pay $10 per share for an approximate 26% interest in the Corporate Manager. The Corporate Manager will have two classes of stock:


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15   The Operating Agreement defines an "affiliate" of the Member Utility as any company within the same holding company system as defined in ss.195.795(1)(i) of the Wisconsin Statutes.

Class A and Class B. WPL will receive approximately 26%, or 2,563 shares, of the nonvoting Class A shares. Additionally, each Member Utility, including WPL, will receive one Class B voting share. 16 Each holder of a Class B share will be entitled to appoint one of the Corporate Manager's directors. All Class B shares will convert into Class A shares on the earlier of (i) the ownership by the Corporate Manager of more than 50% of the Transco interests or (ii) the tenth anniversary of the Operations Date, unless the Corporate Manager's Board of Directors elects to override the conversion. Class A shares will become voting shares upon the conversion of Class B shares to Class A shares or after the Corporate Manager commences a public offering of its stock. Following the public offering, the Class A shareholders will have the right to elect a majority of the Board of Directors and the Class B shareholders will elect a minority of the directors, but each owner of a Class B share will continue to have the right to appoint one of the Corporate Manager's directors.

TRANSFERRED PROPERTIES

          T. WPL and South Beloit propose to transfer their ownership and control of their respective Transmission Assets to the Transco. The Transco will acquire from WPL and South Beloit transmission facilities that operate at


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16   Neither South Beloit nor ESE will receive shares in the Corporate
Manager.

voltages of 345 kV, 138 kV and 69 kV. The WPL Transmission Assets and South Beloit Transmission Assets proposed to be transferred include: o Transmission lines (including towers, poles and conductors) and transmission substations;

          o Transformers providing transformation within the bulk transmission system and between the bulk and area transmission systems;

          o Lines providing connections to generation sources and step-up (plant) substations;

          o Radial taps from the transmission system up to, but not including, the facilities that establish the final connection to distribution facilities or retail customers;

          o    Substations that provide primarily a transmission function;

          o Voltage control devices and power flow control devices directly connected to the transmission system; and

          o    WPL's systems operation center located in Stoughton, Wisconsin.

          It is expected that, as of December 31, 2000, the original cost of the WPL Transmission Assets and the South Beloit Transmission Assets will be approximately $298,965,000 and $974,000, respectively. The net book value (original cost less accumulated depreciation) of the WPL Transmission Assets and the South Beloit Transmission Assets at December 31, 2000 is expected to be approximately $163,321,000 and $699,000, respectively.

          U. The facilities WPL and South Beloit will transfer to the Transco do not include distribution facilities used to provide retail service or generation facilities. Distribution facilities include all facilities with voltages below 50 kV, including the final circuit connection to substations providing transformation or connection to any retail customer regardless of voltage level.

          V. WPL currently provides FERC jurisdictional transmission service to certain customers over distribution facilities operated at voltages of less than 50 kV. The Transco will continue the provision of such service as WPL's agent. Consequently, transmission customers that use WPL's distribution system will, in the future, be able to secure from the Transco all necessary transmission services over WPL's current transmission and distribution system.

          W. The Transco will be under a statutory mandate to transfer operational control of its jurisdictional facilities to the Midwest ISO. Prior to the transfer, the Transco will have operational control of the transmission system contributed by Wisconsin utilities; provide ancillary services; operate an Open Access Same-Time Information System ("OASIS") in conformance with FERC Order No. 889; and administer the Transco OATT. The Transco also will be responsible for the maintenance of the transmission facilities under its ownership and control and will assume responsibility for transmission system planning. After the transfer to the Midwest ISO, the Transco will make changes to its OATT to accommodate operational differences between the Transco and the Midwest ISO open access transmission tariff.

          X. WPL and South Beloit will each enter into a bill of sale, deeds, easement assignments and other documentation with the Transco governing the conveyance of their respective transmission assets. The transmission assets transferred to the Transco will include WPL's rights and interest in any contracts under the Alliant Energy Open Access Transmission Tariff ("Alliant Energy OATT").

          Y. In addition to the assets from WPL and South Beloit, it is expected that the Transco will also acquire transmission assets from MGE, WEPCO, WPS and ESE. For a description of these assets, including original cost, net book value and Contribution Value, see Exhibit I hereto. The Transco is also expected to acquire the incidental transmission facilities of transmission-dependent utilities, such as WPPI's member municipal utilities. The Transco will assign a nominal value of $10 to each unit of membership interest initially issued in exchange for transmission assets.

          Z. The Transco will offer ancillary services under the Transco's OATT. Because the Transco will own no generating facilities, it will purchase ancillary services from third parties and resell them under its OATT. The

Transco expects to enter into agreements to purchase must run and ancillary services from generators in the control areas of WEPCO, WPL, WPS and MGE. The Transco will contract for must-run operations and ancillary services with the generators located in its control area and connected to its transmission system. In accordance with Wisconsin law, the Transco will not, however, engage in the purchase and sale of energy other than to obtain necessary ancillary services required by its customers.

          AA. Upon receipt of necessary regulatory approvals, the Transco will begin providing open access transmission service under its OATT to those existing open access customers currently served by WPL under the existing Alliant Energy OATT and to any other eligible customer requesting transmission service from the Transco. WPL and South Beloit will become transmission customers of the Transco under its transmission tariff. Where WPL is responsible for providing transmission service under agreements or tariffs predating FERC Order No. 888 ("grandfathered agreements"), the Transco will make its transmission system available under the Transco OATT in order to provide transmission service to customers under the grandfathered agreements.

FINANCING

          BB. The Transco will initially obtain funds externally through short-term debt financing under a Credit Agreement between the Transco and Bank One, N.A., as Agent ("Credit Facility"). 17 The Transco now seeks to increase the authorized principal amount of borrowings under the Credit Facility to $125 million. To provide financing for general corporate purposes, including working capital requirements, and to fund construction spending to undertake large scale capital improvements to the Wisconsin transmission system necessary to maintain reliability, the Transco proposes to issue from time to time, through June 30, 2004, short-term debt consisting of borrowings under the Credit Facility, the issuance of commercial paper or other forms of short-term financing. The maturity of such debt will not exceed one year. The Transco seeks authority to amend the Credit Facility without further Commission authorization provided that the maturity date does not extend beyond June 30, 2004, and the aggregate principal amount of authorized borrowings does not exceed $125 million.


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17   The Commission has previously authorized borrowings of up to $30 million under the Credit Facility. The initial Credit Facility will, however, provide for only $25 million of borrowings. In connection therewith, Alliant Energy has authority to deliver a guaranty agreement to the lenders under the Credit Facility relating to up to $30 million of borrowings by the Transco under the Credit Facility. See HCAR No. 27206 (Aug. 2, 2000).

          CC. The Transco will sell commercial paper, from time to time, in established domestic or European commercial paper markets to dealers at the prevailing discount rate per annum, or at the prevailing coupon rate per annum, at the date of issuance. It is expected that the dealers acquiring commercial paper from the Transco will re-offer such paper at a discount to corporate, institutional and, with respect to European commercial paper, to individual investors.

          DD. Back-up bank lines of credit for 100% of the outstanding amount of commercial paper are generally required by credit rating agencies. The Credit Facility will back-up the Transco's commercial paper program, thus negating the need for additional lines of credit.

          EE. The Transco also proposes to issue from time to time, through June 30, 2004, long-term debt consisting of debentures, which may be in the form of medium-term notes, convertible debt, subordinated debt, bank borrowings, other debt securities or other forms of long-term financing. Any long-term debt security would have a maturity ranging from one to 50 years. Debentures and medium-term notes would be issued under an indenture. The amount of short-term and long-term debt outstanding at any time, including debt under the Credit Facility, will not exceed, in the aggregate, $400 million.

          FF. Any short-term or long-term debt security or credit facility would have such designation, aggregate principal amount, interest rate(s) or methods of determining the same (subject to paragraph HH below), terms of payment of interest, collateral, redemption provisions, non-refunding provisions, sinking fund terms, conversion or put terms and other terms and conditions as the Transco and the Corporate Manager may determine at the time of issuance.

          GG. The Transco and the Corporate Manager propose to issue from time to time equity securities consisting of common or preferred stock of the Corporate Manager, other equity securities or additional interests in the Transco. The Transco and the Corporate Manager request authority to issue such equity securities until such time as neither the Transco nor the Corporate Manager is a "subsidiary company" of Alliant Energy, as defined in Section 2(a)(8) of the Act.

          HH. Such securities may be issued and sold pursuant to standard underwriting agreements. Public distribution may be effected through private negotiations with underwriters, dealers or agents, or through competitive bidding among underwriters. In addition, such securities may be issued and sold through private placements or other non-public offerings to one or more persons. All such debt instruments and stock sales will be at rates or prices and under conditions negotiated, or based upon, or otherwise determined by, competitive capital markets. In no event, however, will the effective cost of money on short-term debt exceed 300 basis points over the London Interbank Offered Rate for maturities of one year or less in effect at the time. The interest rate on long-term debt will not exceed 500 basis points over the yield-to-maturity of a U.S. Treasury security having a remaining term approximately equal to the average life of such debt.

          II. The Transco also requests authorization to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Fitch, or Duff and Phelps.

          Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

          In addition, the Transco requests authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

          Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. The Transco will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. The Transco may decide to lock in interest rates and/or limit its exposure to interest rate increases. All open positions under Anticipatory Hedges will be closed on or prior to the date of the new issuance and the Transco will not, at any time, take possession or make delivery of the underlying U.S. Treasury Securities.

          The Applicants will comply with existing and future financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions. 18


------------------------
18   The proposed terms and conditions of the Interest Rate Hedges and
Anticipatory Hedges are substantially the same as the Commission has approved in other cases. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); and SCANA Corporation., et al., Holding Co. Act Release No. 27137 (February 14, 2000).

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

          The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein will be filed by amendment.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          Sections 6(a), 7, 9(a), 10, 11, 12 and 13 of the Act and Rules 43, 44, 54, 90 and 91 thereunder apply to the proposed transactions.

          When the transmission assets of the Member Utilities are transferred from the Member Utilities to the Transco, the Transco, and the Corporate Manager, by virtue of its ownership interest in, and management of, the Transco, will each become an "electric utility company" as defined in Section 2(a)(3) of the Act as well as a "public utility company" as defined in Section 2(a)(5) of the Act. Because Alliant Energy will be indirectly acquiring the securities of the Transco and the Corporate Manager, and because the Transco, which may be a subsidiary of a registered holding company, will be acquiring utility assets from the Member Utilities, the transactions contemplated herein will be subject to Section 9(a) of the Act. Thus, Applicants believe that the proposed transactions cannot proceed without the Commission's approval pursuant to
Section 10 of the Act. The relevant statutory standards to be satisfied are set forth in Sections 10(b), 10(c) and 10 (f) of the Act.

A.        SECTION 10(b)

          Section 10(b) of the Act provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

               (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

               (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

               (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

          1. Section 10(b)(1). The proposed transactions will not tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.

          The Corporate Manager will initially have a ten member Board of Directors. While five directors will be appointed by the Member Utilities, four directors will be independent, as mandated by the Transco Legislation. The remaining director will be the chief executive officer of the Corporate Manager.

The employees of the Transco and the Corporate Manager will not be employees of any of the Member Utilities. Therefore, any interlocking relations will be minimal, at most.

          Similarly, the proposed transactions will not tend toward any "concentration of control of public-utility companies" that is detrimental to the public interest, consumers or investors. The end result of the formation of the Transco will not be the concentration of control over the Wisconsin transmission system, but rather the dilution of control. There will be at least five Member Utilities with input, through the Corporate Manager, over decisions as to the management and operation of the Transco's transmission assets. One of these Member Utilities -- WPPI -- currently has no such input. Indeed, the creation of the Transco will encourage competition, rather than concentrate control.

          2. Section 10(b)(2) - (a) Fairness of Consideration. Section 10(b)(2) of the Act requires the Commission to determine whether the consideration in connection with a proposed acquisition of securities is reasonable and whether it bears a fair relation to the investment in and the earning capacity of the utility assets underlying the securities being acquired. All transmission assets that will be transferred to the Transco will be valued based on the same methodology. This methodology is generally mandated by the Transco Legislation and the specifics have been arrived at as the result of arms-length negotiations among all of the Member Utilities, subject to the review and approval of the Wisconsin Commission. Applicants further believe that such consideration bears a fair relation to the investment in and the earning capacity of the transmission assets to be transferred because it is based on the Contribution Value of those assets. Because the Transco's rates will also be subject to FERC approval, it can be expected that those rates (which will largely also be based on the same Contribution Value) will permit the Transco to earn a fair return on them as well. This being the case, all Member Utilities, including WPL and South Beloit, can expect to earn a fair return on their investment.

          (b) Reasonableness of Fees. An estimate of the fees and expenses to be paid in connection with the proposed transactions is set forth in Item 2 hereof. The estimated amounts to be paid are fees required to be paid to governmental bodies, fees for necessary professional services, and other expenses incurred or to be incurred in connection with carrying out the proposed transactions. Applicants believe that such fees and expenses are reasonable and customary for a transaction of this kind, and that the standards of Section 10(b)(2) are thus satisfied.

          3. Section 10(b)(3) - Capital Structure. Section 10(b)(3) requires that the Commission determine whether the proposed transactions will unduly complicate Alliant Energy's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of Alliant Energy's system. The corporate capital structure of Alliant Energy after the consummation of the proposed transactions will not be unduly complicated.

          The ownership structure of the Corporate Manager and the Transco has been designed to simplify management of the Transco and to facilitate public investment in the Transco enterprise through a public offering of stock in the Corporate Manager, such stock being more attractive to investors than would be the equivalent LLC interests in the Transco. Although such structure introduces an additional corporate layer into the Alliant Energy system, the Transco and the Corporate Manager will, as a practical matter, function as one entity. The Corporate Manager has been introduced simply to make public investment in the Transco enterprise more "investor-friendly". 19


------------------------
19   Upon transfer of its transmission assets to the Transco, and its acquisition of ownership interests in the Transco and the Corporate Manager, WPL will file an exemption statement on Form U-3A-2 pursuant to Rule 2 under the Act. The Corporate Manager's ownership interests in the Transco may also increase over time so as to render it a "holding company". In such event, it is anticipated that the Corporate Manager will take appropriate regulatory action which might include seeking an exemption under Section 3 of the Act, even though it may no longer be a "subsidiary company" of Alliant Energy at that time.

          In any event, as set forth more fully in this Application/Declaration, the proposed formation of the new transmission company is expected to result in benefits to the public and to consumers and investors of the Alliant Energy holding-company system.

B.        SECTION 10(c)

               Section 10(c) of the Act provides that:

               Notwithstanding the provisions of subsection (b), the Commission shall not approve:

                    (1) an acquisition of securities or utility assets, or of
               any other interest, which is unlawful under the provisions of
               Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

                    (2) the acquisition of securities or utility assets of a
               public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system . . . .

          1.   Section 10(c)(1). Consistent with the standards set forth in
Section 10(c)(1) of the Act, the proposed acquisition of securities will not be unlawful under the provisions of Section 8 of the Act, or detrimental to the carrying out of the provisions of Section 11 of the Act.

          Section 8 prohibits a registered holding company or any of its subsidiaries from acquiring, owning interests in or operating both a gas utility company and an electric utility company serving substantially the same area if prohibited by state law, and is thus not applicable to the transactions contemplated herein.

          Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure, among other things, that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. As discussed above, the Transco/Corporate Manager ownership structure has been designed to facilitate public investment in the Transco enterprise and is therefore not unnecessarily complex. Moreover, voting powers have been fairly allocated among the Transco participants. Accordingly, the proposed transactions meet the standards of Section 11(a) of the Act.

          2. Section 10(c)(2). As the following discussion will demonstrate, the proposed transactions will serve the public interest by tending towards the economical and efficient development of an integrated public utility system, as required by Section 10(c)(2) of the Act.

          (a) Efficiencies and Economies. As described more fully above, the proposed transactions tend towards the following efficiencies and economies: (i) greater corporate and organizational separation of transmission from generation; and (ii) by tying together control, planning, maintenance and financial responsibilities for the Member Utilities' transmission facilities into a single company having an independent, streamlined and cost-efficient operation, synergies will be created that result in better service in the region and non-discriminatory access for all transmission users will be assured.

          (b) Integrated Public Utility System. As applied to electric utility companies, the term "integrated public utility system" is defined in Section 2(a)(29)(A) of the Act as:

          a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

          The Commission has previously taken notice of developments that have occurred in the gas and electric industries in recent years, and has interpreted the Act and analyzed proposed transactions in light of these changed and changing circumstances. See, e.g., American Electric Power Co., HCAR No. 27186
                                   ---------------------------
(Jun. 14, 2000) ("AEP Order"); New Century Energies, Inc., HCAR No. 26748 (Aug.
                  ---------    --------------------------
1, 1997) (approving transactions relating to combination of a Colorado gas and electric utility company and intrastate exempt holding company and a New Mexico electric utility company), citing Hearing on Regulation of Public Utility Holding Companies Before Subcomm. on Telecommunications and Finance and Subcomm. on Energy and Power of the House of Representatives Comm. on Commerce, 104th Cong., 1st Sess. (Aug. 4, 1995) (testimony of Arthur Levitt, Chairman, SEC). See also Rust v. Sullivan, 500 U.S. 173, 186-87 (1991) ("an agency is not required
     ----------------
to" establish rules of conduct to last forever, "but rather must be given ample latitude to "adapt [its] rules and policies to the demands of changing circumstances.") (citations omitted); Shawmut Assn. v. SEC, 146 F.2d 791, 796-97
                                      --------------------
(1st Cir. 1945) (an agency "is expected to treat experience not as a jailer but as a teacher").

          On the basis of the statutory definition above, the Commission has established four standards that must be met before the Commission will find that an integrated public utility system will result from a proposed transaction:

               (1) the utility assets of the system are physically interconnected or capable of physical interconnection;

               (2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

               (3) the system must be confined in its operations to a single area or region; and

               (4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263 (9th Cir. 1990), quoting
---------------------------------
In re Electric Energy, Inc., 38 S.E.C. 658, 668 (1958).
---------------------------

          The proposed transactions satisfy all four of these requirements. In examining proposed transactions to determine whether the integration requirements have been satisfied, the Commission has "interpreted the Act and analyzed transactions in the light of . . . changed and changing circumstances." AEP Order. Applicants believe that the Transco Legislation, as well as the recent FERC Order No. 2000, both of which strongly encourage transmission company formation, constitute such changing circumstances which the Commission should consider when evaluating the proposed transactions.

          PHYSICAL INTERCONNECTION. In view of the above, the facts presented clearly support a finding that the utility assets of the Transco will be "physically interconnected or capable of physical interconnection" within the meaning of Section 2(a)(29)(A) of the Act once the transactions contemplated herein are completed. Indeed, as discussed in paragraph K of Item 1, the utility assets to be owned by the Transco are already physically interconnected.

          SINGLE INTERCONNECTED AND COORDINATED SYSTEM. Section 2(a)(29)(A) of the Act requires that the utility assets, under normal circumstances, may be "economically operated as a single interconnected and coordinated system." The Commission has interpreted this language to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs. See UNITIL Corp., HCAR No. 25524 (Apr. 24, 1992). As
                             ------------
discussed above, the transmission assets that will be transferred to the Transco will be operated in a manner that satisfies the standard of economic and coordinated operations in Section 2(a)(29)(A) of the Act. Moreover, the proposed transactions are expected to result in greater coordination and more efficient allocation of the provision of transmission services within the area served by the Transco.

          SINGLE AREA OR REGION. The "single integrated system" of the Transco will initially be the central and eastern portions of the State of Wisconsin and small adjacent areas of the Michigan Upper Peninsula and Illinois. Through the membership of additional transmission-owning utilities, the Transco's system may grow to include other parts of Wisconsin and portions of other Midwestern states.

          LOCALIZED MANAGEMENT, EFFICIENT OPERATION AND EFFECTIVE REGULATION. The creation of the Transco will not impair localized management, efficient operation or effective regulation by reason of its size. Moreover, the Commission's past decisions on "localized management" show that the proposed transactions fully preserve the advantages of localized management. In such cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see American Electric Power Co., HCAR No. 20633
                                   ---------------------------
(July 21, 1978)(advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"); General Public
                                                          --------------
Utilities Corp., 37 S.E.C. 28, 36 (1956)(localized management evaluated in terms
---------------
of "local problems and matters involving relations with consumers"); (ii) whether management and directors were drawn from local utilities, see Centerior
                                                                      ---------
Energy Corp., HCAR No. 24073 (April 29, 1986)(advantages of localized management
------------
would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's "management [would be] drawn from the present management" of the two utilities); (iii) the preservation of corporate identities, see Northeast Utilities, HCAR No. 25221
                                          -------------------
(December 21, 1990) (utilities "will be maintained as separate New Hampshire corporations . . . [t]herefore the advantages of localized management will be preserved"); Columbia Gas System, Inc., HCAR No. 24599 (March 15, 1988)(benefits
             -------------------------
of local management maintained where the utility to be added would be a separate subsidiary); and (iv) the ease of communications, see American Electric Power
                                                      -----------------------
Co., HCAR No. 20633 (July 21, 1978)(distance of corporate headquarters from
---
local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communications and transportation"). These elements will all be satisfied here. The Transco is being created in response to local needs. The Wisconsin legislature has determined that the Transco will improve electric service in Wisconsin. Each local utility will elect one director to the Corporate Manager's board of directors. Each Member Utility will continue to exist after the transmission assets are transferred to the Transco. Finally, communication between the Transco and its members will flow easily. 20

C.        SECTION 10(f)

               Section 10(f) provides that

          The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

          As discussed above, the Transco is being created pursuant to, and in accordance with, Wisconsin law. WPL and South Beloit have filed applications with the Wisconsin Commission and the Illinois Commission, respectively (copies of both applications are attached hereto as Exhibits D-7 and D-9, respectively). Thus, the requirements Section 10(f) are satisfied.

          Rule 54 Analysis. The transactions proposed herein are also subject to
          ----------------
Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an


------------------------
20   In addition, under the Transco Legislation, the Transco and/or the
Midwest ISO are obligated, to the maximum extent practicable, to "eliminate[] advantages in electric generation, wholesale and retail markets that are otherwise related to ownership, control or operation of transmission facilities" and "[s]atisf[y] the reasonable needs of transmission users in this state for reliable, low-cost and competitively priced electric service". Section 196.485(3)(c) of the Wisconsin Statutes.

"exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and
(c) of Rule 53 are satisfied.

          Alliant Energy is in compliance with all requirements of Rule 53(a). Alliant Energy's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs at June 30, 2000 was $190 million, or about 15% of Alliant Energy's "consolidated retained earnings" ($1,243 million for the four quarters ended June 30, 2000 as defined in Rule 53(a)(1)(ii) and including Alliant Energy's accumulated other comprehensive income). In addition, Alliant Energy has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Operating Companies' personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred or is continuing. Alliant Energy need not make the affirmative demonstration contemplated by Rule 53(c) because Alliant Energy has satisfied the requirements of Rule 53(a) and (b).

ITEM 4.   REGULATORY APPROVALS.
          --------------------

          WPL's application to the FERC seeking authorization to transfer the WPL Transmission Assets to the Transco has been approved. South Beloit filed a corresponding application with the FERC with respect to the South Beloit Transmission Assets on July 31, 2000, which application is pending. The Transco has also filed an application with the FERC seeking approval of the Transco OATT. In addition, the Wisconsin Commission, the Illinois Commission and the Michigan Public Service Commission must approve certain aspects of the transactions contemplated herein. No other state commission and, other than this Commission, no other federal commission, has jurisdiction over the proposed transactions. In addition, it is expected that other Member Utilities will make the requisite state, FERC and Commission applications with respect to certain aspects of the transactions discussed herein.

ITEM 5.   PROCEDURE.
          ---------

          The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. The applicants request that the Commission's Order be issued as soon as practicable after the notice period and in any event not later than December 1,

2000 in order to accommodate a closing before December 15, 2000. This will facilitate the Member Utilities' meeting the January 1, 2001 deadline contemplated by the Transco Legislation for the commencement of Transco operations and the timely completion of the transmission asset transfers that are predicated to the Wisconsin public utility holding companies' relief from the Wisconsin non-utility asset cap limit.

          The applicants further request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission, and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

     A. - EXHIBITS.
          --------

A-1 Form of Articles of Organization of the Transco. - - Incorporated by reference to Alliant Energy SEC File No. 70-9695.

A-2 Form of Operating Agreement of the Transco. - - Incorporated by reference to Alliant Energy SEC File No. 70-9695.

A-3 Form of Articles of Incorporation of the Corporate Manager. - - Incorporated by reference to Alliant Energy SEC File No. 70-9695.

A-4 Form of By-laws of the Corporate Manager. - - Incorporated by reference to Alliant Energy SEC File No. 70-9695.

A-5  Form of Articles of Organization of NewCo.*

A-6  Form of Operating Agreement of NewCo.*

B-1  Form of O&M Agreements.*

B-2  Form of Services Agreements.*

B-3  Form of System Operating Agreement.*

B-4  Form of Agency Agreement.*

C    Not Applicable.

D-1  Application of WPL to the FERC.

D-2  Application of South Beloit to the FERC.*

D-3  Application of Alliant Energy Corporate Services, Inc. to the FERC.*

D-4  Order of the FERC regarding WPL Application.*

D-5  Order of the FERC regarding South Beloit Application.*

D-6 Order of the FERC regarding Alliant Energy Corporate Services, Inc. Application.*

D-7  Application of WPL to the Wisconsin Commission.*

D-8  Order of the Wisconsin Commission regarding WPL.*

D-9  Application of South Beloit to the Illinois Commission.*

D-10 Order of the Illinois Commission regarding South Beloit.*

D-11 Application of the Transco to the FERC.*

D-12 Order of the FERC regarding Transco Application.*

E    Interconnection Map - to be filed pursuant to Form SE.*

F-1  Opinion of Barbara Swan, Esq.*

F-2  Opinion of DeFrees & Fiske.*

G    Not applicable.

H    Form of Notice.*

I    Description and valuation of transferred assets.*

*    To be filed by amendment.

     B.   FINANCIAL STATEMENTS.
          --------------------

1.1 Balance Sheet of Alliant Energy and consolidated subsidiaries, as of June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the quarter ended June 30, 2000) (File No. 1-9894).

1.2 Statement of Income of Alliant Energy and consolidated subsidiaries for the period ended June 30, 2000(incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the quarter ended June 30, 2000) (File No. 1-9894).

1.3 Balance Sheet of WPL, as of June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of WPL for the quarter ended June 30, 2000) (File No. 0-337).

1.4 Statement of Income of WPL for the period ended June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of WPL for the quarter ended June 30, 2000) (File No. 0-337).

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

          None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.

SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

                                        WISCONSIN POWER AND LIGHT COMPANY

                                    By: /s/ Edward M. Gleason
                                        Name:  Edward M. Gleason
                                        Title: Vice President-Treasurer
                                               and Corporate Secretary


                                        SOUTH BELOIT WATER, GAS & ELECTRIC
                                        COMPANY

                                    By: /s/ Edward M. Gleason
                                        Name:  Edward M. Gleason
                                        Title: Vice President-Treasurer
                                               and Corporate Secretary


                                        AMERICAN TRANSMISSION COMPANY LLC
                                    By: ATC Management Inc., Its Manager

                                    By: /s/ John E. Ebright
                                        Name:  John E. Ebright
                                        Title: Vice President, Chief
                                               Financial Officer and Treasurer


                                        ATC MANAGEMENT INC.

                                    By: /s/ John E. Ebright
                                        Name:  John E. Ebright
                                        Title: Vice President, Chief
                                               Financial Officer and Treasurer

Date:   August 15, 2000